UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 26, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 26, 2015 announcing the result of authorization tender on IMT services and infrastructure.

Istanbul, August 26, 2015

Announcement Regarding Result of Authorization Tender on IMT Services and Infrastructure

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Today, our Company has been awarded a total frequency band of 172.4 MHz for 13 years for EUR 1.62 billion (excluding VAT) at the “Authorization Tender on IMT Services and Infrastructure” held by the Information Technologies and Communication Authority. Thus, Turkcell has acquired the right to utilize the largest frequency resource within 4.5G. Our services to our customers through 4.5G technology will commence on April 1, 2016. Turkcell will be the only operator in Turkey to provide the fastest 4.5G speed of 375 Mbps achievable with this technology through carrier aggregation.

The table below summarizes the frequencies which Turkcell has been awarded with and corresponding tender prices. The tender price will be paid through internal resources and various financing alternatives following the regulatory approvals.

SPECTRUM	FREQUENCY	TENDER PRICE (EUR million)
800 MHz (FDD)	2x10 = 20 MHz	372.9
900 MHz (FDD)	2x1.4 = 2.8 MHz	39.9
1800 MHz (FDD)	2x29.8 = 59.6 MHz	430.0
2100 MHz (FDD)	2x5 = 10 MHz	160.0
2100 MHz (FDD)	2x5 = 10 MHz	188.0
2100 MHz (TDD)	1x10 = 10 MHz	35.7
2600 MHz (FDD)	2x25 = 50 MHz	384.0
2600 MHz (TDD)	1x10 = 10 MHz	12.9
TOTAL	172.4 MHz	1,623
Additional information:
Share of total tender price converted to TRY with EUR / TRY buying rate of 3.3640 disclosed today by Central Bank of Turkey as a percentage of 2014 gross revenues is 45%.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 26, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director